Exhibit 99.1

Tantech Holdings Ltd. Announces Entry into Agreement for
Registered Direct Placement of $6.5 Million Common Shares and Warrants

Tantech Holdings Ltd. (NASDAQ:TANH) ("Tantech" or the "Company"), a leading clean energy company in China, today announced that it has entered into a securities purchase agreement with certain institutional investors for a registered direct placement of $6.5 million of common shares at a price of $3.45 per share. The Company will issue a total of 1,891,307 common shares to the institutional investors. After payment of expenses, the Company will receive approximately $6.07 million in net proceeds. As part of the transaction, the Company will also issue to the investors warrants ("Investor Warrants") for the purchase of up to 945,654 common shares at an exercise price of $4.25 per share, which Warrants will have a term of 60 months from the date of issuance. In addition, the Company will issue to the placement agent warrants (“Placement Warrants”, and together with the Investor Warrants, “Warrants”) to purchase up to 132,391 common shares for an exercise price of $4.725 per share. If fully exercised, the Company would receive aggregate gross proceeds of $4.6 million from the Warrants.

The net proceeds from this offering will be used for general working corporate purposes. The completion of the placement is expected to occur on or about September 29, 2017, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. acted as the exclusive placement agent in connection with the offering.

These securities are being offered through a prospectus supplement pursuant to the Company's effective shelf registration statement and base prospectus contained therein. A shelf registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (the "SEC"). A prospectus supplement related to the offering will be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For further details of this transaction, please see the Form 6-K to be filed with the SEC.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products, including a variety of branded consumer products and electric double-layer capacitor ("EDLC") carbon products for industrial energy applications. The Company aims to transform itself from a bamboo-based charcoal products producer to a vertically integrated company along the EDLC Carbon - power battery - specialty new energy vehicle value chain. For more information please visit: http://www.tantechholdings.com

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.

Ms. Ye Ren

IR Manager

+86-578-261-2869

ir@tantech.cn